MiFID II professionals/ECPs only; no PRIIPs KID

Filed Pursuant to Rule 433

Registration No. 333-207355

January 2, 2018

PRICING TERM SHEET

Santander UK Group Holdings plc

U.S.$1,000,000,000 3.373% Fixed Rate/Floating Rate Notes due 2024

Issuer:	Santander UK Group Holdings plc

Expected Issue Ratings:	Baa1 (stable) (Moody’s) / BBB (stable) (S&P) / A (stable) (Fitch)*

Status:	Senior, Unsecured

Offering Format:	SEC Registered

Form of Notes:	Registered Global Note

Aggregate Principal Amount:	$1,000,000,000

Trade Date:	January 2, 2018

Settlement/Issue Date:	January 5, 2018, which is the third Business Day after the Trade Date

Maturity Date:	January 5, 2024

Fixed Rate Period:	From (and including) the Issue Date to (but excluding) January 5, 2023

Floating Rate Period:	From (and including) January 5, 2023 to (but excluding) the Maturity Date

Interest Rate:	With respect to the Fixed Rate Period, 3.373% per annum, and with respect to the Floating Rate Period, the then-applicable U.S. dollar three-month LIBOR plus 1.080% per annum (the “Floating Rate”)

Interest Payment Dates:	During the Fixed Rate Period, each January 5 and July 5, commencing on July 5, 2018. During the Floating Rate Period, April 5, 2023, July 5, 2023, October 5, 2023 and the Maturity Date.

Interest Reset Dates:	The Floating Rate will be initially set on January 5, 2023 and will be reset quarterly on April 5, 2023, July 5, 2023 and October 5, 2023.

Business Day:

Means any day, other than Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in the City of New York or London, England are authorized or required by law, regulation or executive order to close.

Fixed Rate Period Business Day Convention:	Following Business Day Convention

Floating Rate Period Business Day Convention:	Modified Following Business Day Convention

Fixed Rate Period Day Count Fraction:	30/360, unadjusted

Floating Rate Period Day Count Fraction:	Actual/360, adjusted

Benchmark Treasury:	T 2.125% due December 2022

Benchmark Price and Yield:	99-141/4 / 2.243%

Spread to Benchmark:	T+113 bps

Re-offer Yield:	3.373% (semi-annual)

Price to Public:	100.00% of the principal amount

Underwriting Discount:	0.30% of the principal amount

All-in Price:	99.70%

Net Proceeds (before expenses):	$997,000,000

Agreement with Respect to the Exercise of UK Bail-in Power

Notwithstanding any other term of the notes, the indenture or any other agreements, arrangements, or understandings between the Issuer and any holder of notes, by its acquisition of the notes, each holder of notes (including each holder of a beneficial interest in the notes) acknowledges, accepts, agrees to be bound by and consents to: (a) the effect of the exercise of the UK bail-in power (as defined below) by the relevant UK resolution authority (as defined below) whether or not imposed with prior notice, that may include and result in any of the following, or some combination thereof: (i) the reduction of all, or a portion, of the Amounts Due (as defined below); (ii) the conversion of all, or a portion, of the Amounts Due on the notes into shares, other securities or other obligations of the Issuer or another person (and the issue to or conferral on the holders of notes of such shares, securities or obligations), including by means of an amendment, modification or variation of the terms of the notes; (iii) the cancellation of the notes; (iv) the amendment or alteration of the maturity of the notes or amendment of the amount of interest payable on the notes, or the date on which the interest becomes payable, including by suspending payment for a temporary period; and (b) the variation of the terms of the notes, if necessary, to give effect to the exercise of the UK bail-in power by the relevant UK resolution authority.

For these purposes, “Amounts Due” are the principal amount of, and accrued but unpaid interest, including any Additional Amounts (as defined in the preliminary prospectus supplement for the offering to which this communication relates) due on, the notes. References to principal and interest will include payments of principal and interest that have become due and payable but which have not been paid, prior to the exercise of any UK bail-in power by the relevant UK resolution authority.

For purposes of the notes, the “UK bail-in power” is any write-down, conversion, transfer, modification, or suspension power existing from time to time under, and exercised in compliance with, any laws, regulations, rules or requirements in effect in the United Kingdom, relating to the transposition of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms (“BRRD”) as amended from time to time, including but not limited to the UK Banking Act 2009, as the same may be amended from time to time, including by the Financial Services (Banking Reform) Act 2013, and the instruments, rules and standards created thereunder, pursuant to which: (i) any obligation of a regulated entity (or other affiliate of such regulated entity) can be reduced, cancelled, modified, or converted into shares, other securities, or other obligations of such regulated entity or any other person (or suspended for a temporary period); and (ii) any right in a contract governing an obligation of a regulated entity may be deemed to have been exercised.

A reference to a “regulated entity” is to any BRRD undertaking as such term is defined under the PRA Rulebook promulgated by the United Kingdom Prudential Regulation Authority, as amended from time to time, which includes, certain credit institutions, investment firms, and certain of their parent or holding companies and a reference to the “relevant UK resolution authority” is to the Bank of England or any other authority with the ability to exercise a UK bail-in power.

By its acquisition of the notes, each holder of the notes (including each holder of a beneficial interest in the notes), to the extent permitted by the Trust Indenture Act of 1939, will waive any and all claims, in law and/or in equity, against the trustee for, agree not to initiate a suit against the trustee in respect of, and agree that the trustee will not be liable for, any action that the trustee takes, or abstains from taking, in either case in accordance with the exercise of the UK bail-in power by the relevant UK resolution authority with respect to the notes.

Regulatory Event Redemption:

If a Loss Absorption Disqualification Event (as defined in the preliminary prospectus supplement) has occurred and is continuing and subject to the satisfaction of the Regulatory Redemption Conditions (as defined in the preliminary prospectus supplement), we may redeem the notes, at our option, in whole, but not in part, at any time, at a redemption price equal to 100% of the principal amount plus accrued but unpaid interest, if any, to, but excluding, the redemption date.

Tax Redemption:

In the event of various tax law changes that require us to pay additional amounts and other limited circumstances as described in the preliminary prospectus supplement and subject to the satisfaction of the Regulatory Redemption Conditions (as defined in the preliminary prospectus supplement) we may redeem in whole, but not in part, at a redemption price equal to 100% of the principal amount plus accrued but unpaid interest, if any, to, but excluding, the redemption date.

Optional Redemption:

We may, subject to satisfaction of the Regulatory Redemption Conditions, redeem the notes, at our option, in whole, but not in part, on January 5, 2023, at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC, J. P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Santander Investment Securities Inc.

Calculation Agent, Paying Agent and Trustee:	Wells Fargo Bank, National Association

Denominations:	$200,000 and integral multiples of $1,000 in excess thereof

Delivery:	DTC delivery free of payment

ISIN:	US80281LAH87

CUSIP:	80281L AH8

Expected Listing:	New York Stock Exchange

Governing Law:	The notes and the indenture will be governed by the laws of the State of New York.

Concurrent offering by Santander UK plc: Our wholly-owned subsidiary, Santander UK plc, has agreed on the date hereof to issue $500,000,000 2.500% Notes due 2021 which it expects to deliver to purchasers on or about January 5, 2018.

*****

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.  The ratings are subject to revision or withdrawal at any time by Moody’s, S&P or Fitch. Each of the security ratings above should be evaluated independently of any other security rating.

Santander UK Group Holdings plc has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Santander UK Group Holdings plc has filed with the SEC for more complete information about Santander UK Group Holdings plc and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Santander UK Group Holdings plc, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC at 1-800-221-1037, J.P. Morgan Securities LLC toll free at 1-212-834-4533, Morgan Stanley & Co. LLC at 1-866-718-1649 and Santander Investment Securities Inc. toll free at 1-855-403-3636.

MIFID II product governance / Professional investors and ECPs only target market - Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes  is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, “MiFID II”); and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

PRIIPs Regulation / Prohibition of sales to EEA retail investors -  The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Directive. Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU), and includes any relevant implementing measure in any Member State.